UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces binding phase on E&P assets

Rio de Janeiro, January 3, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/02/2019, announces that it has started the binding phase referring to the sale of its interest in Dó-Ré-Mi and Rabo Branco onshore fields, belonging to the BT-SEAL-13 Concession, located in the Sergipe-Alagoas Basin.

Qualified parties for this phase will receive a process letter with instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure complies with Petrobras’ divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

About the fields

The fields Dó-Ré-Mi and Rabo Branco were acquired in the ANP’s 7th Bidding Round, in 2005. The Rabo Branco field has been producing light oil since 2012, with an average daily oil production of 161 bpd in 2018. The Dó-Ré-Mi field has two gas discovery wells, without commercial production yet. Both fields have full 3D seismic coverage.

Petrobras holds 50% of this concession in partnership with Petrogal Brasil, which is the operator and holds the remaining 50%.

The offers must be made by field, separately.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer